David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

April 12, 2022

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Rossotto:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 312, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 316, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the FS Multi-Strategy Alternatives Fund, FS Chiron Real Asset Fund and FS Managed Futures Fund (each, a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by FS Fund Advisor, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

A.	Comments Applicable to Each Fund

1.	Comment. Please disclose each Fund’s investments in plain English and ensure compliance with General Instructions C.1(c) and Item 4(a) of Form N-1A. Please avoid unnecessary repetition in the summary section and consider moving disclosure to the “More Information About the Funds’ Investment Objectives and Strategies” section as appropriate.

Response. The Trust refers the Staff to:

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Karen Rossotto, Esq.
April 12, 2022

i.	Comment 6 in the letter responding to the Staff’s comments to the Predecessor Multi-Strategy Fund’s prospectus filed as part of FS Series Trust’s initial registration statement on Form N-1A (SEC Accession No. 0001193125-17-050528), FS Series Trust’s response thereto and the revisions that FS Series Trust made to the relevant disclosure in the Predecessor Multi-Strategy Fund’s prospectus (the “Predecessor Multi-Strategy Fund Disclosure Revisions”); and

ii.	Comment 1 in the letter responding to the Staff’s comments to the Predecessor Real Asset Fund’s and Predecessor Managed Futures Fund’s prospectus filed as part of Post-Effective Amendment No. 4 to FS Series Trust’s registration statement on Form N-1A (not available on EDGAR), FS Series Trust’s response thereto, and the revisions that FS Series Trust made to the relevant disclosure in the Predecessor Real Asset Fund’s and Predecessor Managed Futures Fund’s prospectus (the “Predecessor Real Asset Fund and Predecessor Managed Futures Fund Disclosure Revisions” and together with the Predecessor Multi-Strategy Fund Disclosure Revisions, the “Predecessor Fund Disclosure Revisions”).

The comments referenced above given to the Predecessor Funds are substantively the same as this Comment given to the Funds. The Predecessor Fund Disclosure Revisions have been provided to the Staff supplementally. The Trust and the Adviser respectfully believe that the Predecessor Funds previously were presented with, and appropriately addressed, the substance of this Comment. In particular, the Trust notes that the Staff affirmatively declared FS Series Trust’s registration statement on Form N-1A effective after considering the changes made with respect to the Predecessor Multi-Strategy Fund’s strategy in response to the relevant comment. The Trust and the Adviser further believe that the disclosure is consistent with the principal investment strategy disclosure of peer funds, as described in the FS Series Trust responses referenced above. While the Trust respectfully has not revised disclosure specific to this Comment, the Trust has revised disclosure in response to Comments 4(b), 4(c), 9(e), 9(f), 9(h), 9(i), 9(k), 9(l), 13(h) and 17(d) herein, among others, requesting that certain language be clarified for investors. Taken together, the Trust and the Adviser believe that these revisions and the Predecessor Fund Disclosure Revisions address this Comment and that the principal investment strategy disclosure is responsive to the requirements of Form N-1A.

2.	Comment. Please discuss supplementally any strategy- or risk-related disclosure changes (i) for each Fund since the Funds’ N-14 filing; and (ii) for each Fund’s FS Series Trust Predecessor Fund since the last applicable N-1A or Rule 485(a) filing reviewed by the Staff.

Response. (i) There have been no changes to the Funds’ strategy- or risk-related disclosure since the N-14 filing, other than changes requested by the Staff. (ii) The only changes to the Target Funds’ strategy- or risk-related disclosure since their last N-1A or Rule 485(a) filing, as applicable, reviewed by the Staff related to: (a) the appointment of Crabel as a sub-adviser of the Predecessor Multi-Strategy Fund, and (b) the changes made in a sticker to the Predecessor Real Asset Fund’s prospectus and statement of additional information filed via SEC Accession No. 0001193125-21-263011.

3.	Comment. In the “Fund Fees and Expenses” section for each Fund, in Footnote 1 to each fee table, please clarify that “Other Expenses” have been “restated” because of the new expense structure of each Fund, rather than being “estimated.”

Karen Rossotto, Esq.
April 12, 2022

Response. The requested change has been made.

4.	Comment. In the “Principal Investment Strategies” section for each Fund:

(a) If, as a result of the Fund’s investments in other investment companies, acquired fund fees and expenses (“AFFE”) are estimated to be greater than 0.01% of the Fund’s average daily net assets during its initial fiscal period, please include AFFE as a separate line item in the Fund’s Fee Table.

(b) Please explain in the disclosure what “risk premia” means.

(c) Please explain what is meant by “short investing” or a “short position.”

(d) If a Fund’s Subsidiary is wholly owned or organized outside of the United States (e.g., a Cayman subsidiary), please disclose this.

(e) Please clarify whether the Fund will only have exposure to certain strategies through investments indirectly through an investment vehicle or if it will have direct exposure. If there is only indirect exposure, please describe the investment vehicles that will provide the exposure.

(f) If the Fund will invest in private funds, please confirm supplementally that such investments are no more that 15% of the Fund’s assets.

(g) (i) Each Fund discloses “Model and Technology Risk” in its Principal Risk section. Please disclose in each Fund’s Principal Investment Strategies section (A) the use of modeling and quantitative analysis and (B) the types of data used to determine the Fund’s investments pursuant to those strategies. (ii) Supplementally, please describe who pays for the data that the Fund uses.

Response.

(a) The Trust confirms that no Fund’s AFFE are estimated to be greater than 0.01% of the Fund’s average daily net assets during its initial fiscal period.

(b) The requested change has been made.

(c) The requested change has been made.

(d) The requested changes have been made.

(e) Multi-Strategy Fund: The Principal Investment Strategies section for the Multi-Strategy Fund discloses the strategies that the Fund may access through Underlying Managers under the “Principal Strategies — Underlying Managers” and the strategies that the Fund may access through Alternative Beta Providers under “Principal Strategies — Alternative Beta Strategies.” The Trust believes that this disclosure clearly describes how the Fund will access its various investment strategies.

Karen Rossotto, Esq.
April 12, 2022

Real Asset Fund: The following disclosure has been added in response to this Comment: “Except with respect to the Bitcoin exposure described above, the Fund may access the strategies and instruments described above either through direct investments or Alternative Beta Providers. As described above, the Fund may gain exposure to Bitcoin indirectly through futures contracts and ETFs. Neither the Fund nor the Subsidiary will invest directly in Bitcoin.”

Managed Futures Fund: The following disclosure has been added in response to this Comment: “The Fund may access the strategies and instruments described above either through direct investments or Alternative Beta Providers.”

(f) The Adviser confirms that the Funds will not more than 15% of their net assets in private funds.

(g) (i)(A) The requested change has been made. (i)(B) Each Fund’s disclosure includes detailed descriptions of the quantitative strategies and underlying instruments the Fund uses to achieve its investment objective. The Trust does not believe that Form N-1A requires additional detailed disclosure of the types of data used by the Funds in implementing their quantitative strategies. Rather, the Trust believes that the current disclosure exceeds the requirement to explain “in general terms how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. Accordingly, the Trust respectfully declines to make the requested change. (ii) The Adviser confirms that the user of the data (i.e., the Adviser, Underlying Manager or Alternative Beta Provider) pays for the data it uses.

5.	Comment. In the “Principal Risks” section for each Fund:

(a) Please confirm supplementally whether “New Fund Risk” is appropriate or remove the risk.

(b) Please move the first sentence of “Tax Risk” to the “Principal Investment Strategies” section.

Response.

(a) The referenced disclosure has been removed in response to this Comment.

(b) Related disclosure currently is reflected in the “Principal Investment Strategies” section. Accordingly, the referenced disclosure has been removed in response to this Comment.

6.	Comment. If shareholders will be provided notice of a change in a Fund’s objective, please disclose this.

Response. The Funds do not currently have a policy requiring shareholder notice of a change in their investment objectives. Nevertheless, each Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

Karen Rossotto, Esq.
April 12, 2022

B.	Comments on the FS Multi-Strategy Alternatives Fund Prospectus

7.	Comment. In the “Fund Fees and Expenses” section, in the fee table, please indicate in the line item or in a footnote that the “Dividend and Interest Expense” line item relates to dividend and interest expenses associated with short sales.

Response. The requested change has been made.

8.	Comment. Because of the Fund’s high portfolio turnover rate, please disclose that the Fund may engage in active and frequent trading in the Fund’s “Principal Investment Strategies” section.

Response. The requested change has been made.

9.	Comment. In the “Principal Investment Strategies” section:

(a) (i) Please review this section for, and consider deleting, any repetitive disclosure. (ii) Please also review this section for any disclosure that may be appropriately moved to the “More Information About the Funds’ Investment Objectives and Strategies” section and consider moving such disclosure to such section. (iii) Please also confirm supplementally that each strategy listed is a principal investment strategy of the Fund and move any strategies that are not principal to the SAI.

(b) In the first paragraph, please clarify what is meant by “equity and fixed income markets.” I.e., is this meant to refer to traditional equity and fixed income markets?

(c) (i) In the fourth paragraph, please disclose how assets are invested during periods when “there is no allocation to particular Alternative Investment Strategies, Underlying Managers or other strategies described in” the Prospectus. (ii) Please also clarify what is meant by “lengthy.” In this regard, how long and under what circumstances might the Fund be uninvested from its principal investment strategy?

(d) Under the “Underlying Managers” sub-heading, please remove the word “diversified” from the “Credit Long/Short” bullet point to avoid confusion since the Fund is non-diversified.

(e) In the first paragraph under the “Alternative Beta Strategies” sub-heading, please explain in the disclosure the meaning of “commodity carry risk” and “currency carry risk.”

(f) In the second paragraph under the “Alternative Beta Strategies” sub-heading, please explain in the disclosure what “risk-adjusted basis” means.

(g) Please disclose the types of securities that will be used by the Fund to implement each bulleted Alternative Beta Strategy.

Karen Rossotto, Esq.
April 12, 2022

(h) In the “Carry Strategies” bullet point, please clarify in the disclosure what “directional or relative value” means.

(i) In the “Mean Reversion Strategies” bullet point, please explain in the disclosure what “mean-reverting behavior” means.

(j) Regarding the third paragraph under the “General” sub-heading, (i) please confirm supplementally that each investment disclosed is a principal strategy of the Fund. (ii) If contingent convertible securities will be a principal investment strategy of the Fund, please disclose this and the associated risk(s).

(k) In the fifth paragraph under the “General” sub-heading, please explain “contracts for differences” in greater detail.

(l) In the sixth paragraph under the “General” sub-heading, please specify the “other means” through which the Fund may obtain leverage. For example, will the Fund borrow?

(m) Regarding the sixth paragraph under the “General” sub-heading, please advise the Staff whether the Fund will invest in cryptocurrency through its Subsidiary or directly.

Response.

(a) (i) and (ii) The Trust refers the Staff to the Trust’s response to Comment 1 and respectfully declines to make the requested changes based on the same rationale. (iii) The Adviser confirms that each strategy listed is a principal investment strategy of the Fund.

(b) The requested change has been made.

(c) (i) The referenced disclosure has been clarified to reflect that there may be times when the Fund’s assets are not allocated to a particular Underlying Manager or Alternative Beta Strategy described in the prospectus, but that at all times the Fund’s assets will be invested in accordance with the principal investment strategy disclosed in the prospectus. (ii) The word “lengthy” has been deleted. Again, the Adviser confirms that the Fund will invest in accordance with its principal investment strategies at all times.

(d) The requested change has been made.

(e) The requested change has been made.

(f) The requested change has been made.

(g) The Adviser has confirmed that, consistent with the current disclosure, each bulleted Alternative Beta Strategy is implemented through total return swaps. The phrase “or similar instrument or other arrangement” has been deleted in response to this Comment.

(h) The requested change has been made.

Karen Rossotto, Esq.
April 12, 2022

(i) The requested change has been made.

(j) (i) The Adviser confirms that each investment disclosed is a principal strategy of the Fund. (ii) The Adviser confirms that investing in contingent convertible securities is not a principal investment strategy of the Fund.

(k) The requested change has been made.

(l) The requested change has been made.

(m) The Adviser confirms that the Fund will not invest in cryptocurrencies through its Subsidiary or directly at this time. Although there is no present intention to do so, if the Fund determines to invest in cryptocurrency in the future, the Fund would amend its prospectus and SAI accordingly and would invest in accordance with applicable SEC and Staff guidance.

10.	Comment. In the “Principal Risks” section:

(a) Regarding the last sentence in “Multi-Manager and Allocation Risk,” please provide additional disclosure about the implications of an Underlying Manager having little or no experience managing open-end fund assets. For example, if an Underlying Manager typically employs leverage or invests significantly in illiquid securities, how does its strategies, techniques and best ideas translate into a 1940 Act product with leverage and liquidity limits?

(b) In “Fixed Income Risk,” consider adding additional risk disclosure in connection with bank loans (e.g., the extended settlement time of loans and the need for the Fund to meet redemptions, the discontinuation of LIBOR and the fact that loans are not registered securities).

(c) The Staff notes that there should be a corresponding principal risk for each principal investment strategy. Please include risk factors for rights and warrants, depositary receipts, REITs, partnership interests, sovereign debt, municipal securities and contracts for difference or remove such strategies from the disclosure.

Response.

(a) The requested change has been made.

(b) The requested change has been made through the inclusion of a new “Loans and Other Direct Indebtedness Risk” factor.

(c) The requested risk factors have been added to each Fund’s “Principal Risks” section.

Karen Rossotto, Esq.
April 12, 2022

11.	Comment. In the performance table:

(a) Please explain supplementally why the risk level associated with investment in T-Bills is consistent with the level of risk associated with investing in the Fund and why it is reasonable to compare the Fund’s performance against a low-risk asset like T-Bills.

(b) Please consider whether it is appropriate to include a broad-based index.

Response.

(a) The Fund’s investment objective is to provide shareholders with positive absolute returns over a complete market cycle. The Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index is widely viewed in the industry as reflecting the risk-free rate of return. The Adviser believes that a comparison to an index that tracks Treasury bills, and thus the risk-free rate of return, is the best way to measure the performance of an absolute return fund such as the Fund, which seeks positive returns regardless of market conditions and, therefore, to minimize any correlation to traditional equity and fixed income markets. Further, the Adviser believes the Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index is a common primary benchmark for mutual funds with an absolute return strategies.

(b) The Trust believes the Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index qualifies as an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. As noted above, the index is widely viewed in the industry as reflecting the risk-free rate of return. Further, the index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.

C.	Comments on the FS Chiron Real Asset Fund Prospectus

12.	Comment. Please confirm supplementally that short sale expenses are included in the “Other Expenses” line item of the fee table.

Response. The Fund may use short sales as a principal investment strategy but currently has no short sale positions open. Accordingly, short sale expenses are not included in the “Other Expenses” line item of the fee table.

13.	Comment. In the “Principal Investment Strategies” section:

(a) (i) In the first sentence of the first paragraph, please objectively define “significant.” For example, would “significant” mean 50% or more of a company’s revenues/profits are being derived from real assets? Revise the disclosure to clarify what standard will be applied to determine the amount of profit and/or revenue needed to meet this requirement. (ii) Please also delete the phrase “and activities related to real assets” or clarify in the disclosure the term “related to” to indicate how a company’s profits or revenues are directly related to real assets. (iii) Relating to the tenth paragraph, please also incorporate the concept that the Fund may obtain real asset exposure through the use of derivatives that have economic characteristics similar to those issuers included in the Fund’s 80% test. (iv) Please confirm that for purposes of the Fund’s 80% test, the Fund will value such derivatives at market value, not notional value.

Karen Rossotto, Esq.
April 12, 2022

(b) Regarding the first and second paragraphs, please explain supplementally: (i) the types of “select digital assets” being referred to; (ii) the meaning of “digital infrastructure properties”; (iii) why digital assets are considered real assets when they have no physical presence other than transactions on the blockchain; and (iv) how digital assets may have inflationary protective characteristics.

(c) In the third paragraph, if the Fund will principally invest in emerging markets, please disclose this.

(d) Please provide supplementally the Fund’s specific ETF investments that provide direct exposure to bitcoin. Please provide the name of each such ETF that invests in bitcoin directly, their bitcoin or bitcoin-related investments (other than bitcoin futures) and any other crypto digital investments they may have.

(e) Please clarify whether or not the Fund will invest directly in bitcoin futures contracts or if it will invest solely through its Subsidiary.

(f) (i) Please consider moving the reference to bitcoin futures contracts before the reference to ETFs that invest in bitcoin to clarify the specific instruments in which the Fund may invest to gain indirect bitcoin exposure. (ii) Please explain supplementally how the Fund will measure its bitcoin exposure to determine compliance with the 15% limit disclosed, particularly as it relates to investments in ETFs that hold bitcoin. (iii) Please also confirm that the Fund will value bitcoin futures at market value for purposes of determining compliance with its 80% test. (iv) Please disclose that the bitcoin futures in which the Fund will invest are exchange-traded and cash settled. (v) Please ensure it is clear in the disclosure that the Fund will not invest in bitcoin directly.

(g) In the seventh paragraph, please clarify that there is no limit on the amount of the Fund’s exposure to any specific sector, other than digital assets investments.

(h) In the ninth paragraph, please revise the phrase “carry and curve, low beta, value and volatility premium and momentum strategies” in plain English.

(i) In the eleventh paragraph, please (i) disclose each type of fixed income security that the Fund may principally invest in rather than “by way of example”; (ii) specify the types of loans in which the Fund may principally invest; and (iii) clarify what is meant by “highly leveraged transactions.”

(j) Please reconcile the detailed description of the Fund’s fixed income investments with the previous statement that the majority of the Fund’s assets are invested in common stocks.

(k) Regarding the reference to short sales in the thirteenth paragraph, please disclose short sale-related expenses in the Fund’s fee table if applicable.

(l) Please consider moving the risks of leverage in the sixteenth paragraph to the “Principal Risks” section.

Karen Rossotto, Esq.
April 12, 2022

(m) Please consider moving the second-to-last paragraph to the “More Information About the Funds’ Investment Objectives and Strategies” section.

Response.

(a) (i) The Trust has clarified the disclosure to state that the “Adviser considers a company to derive a significant portion of its assets or profits from real assets if 50% or more of the company’s revenues or profits are being derived from real assets or an independent third party classifies the company as operating in a Real Asset Industry or Sector.” “Real Asset Industries or Sectors” are defined in the updated disclosure as industries or sectors comprised of “assets that that own, operate, extract, produce, and manufacture goods with physical properties, such as energy and natural resources, real estate, basic materials, equipment, utilities, infrastructure, automobiles, consumer durables and staples, health care equipment and facilities, life science tools and products, technology hardware and equipment (including semiconductors), telecommunication networks, and commodities.”

In this regard, the Trust respectfully submits that it is unaware of any published SEC guidance requiring that a “significant portion of profits or revenues” can mean only at least 50% of profits or revenues. The Adviser believes that relying on an independent third party classification system, such as the Global Industry Classification Standard, to classify whether a company operates in a Real Asset Industry or Sector, and thus derives a significant portion of revenue or profits from real assets, provides an objective criterium for classifying a company as a real asset company similar to a quantitative profits or revenue test. The Trust is aware of at least one other registrant using this or a similar approach.1 Further, the Trust believes that a 50% profits or revenue requirement, without more, is not appropriate because a company may be a necessary or significant contributor to a Real Asset Industry or Sector and thus may be exposed to the economic fortunes of real assets despite not deriving 50% of its revenues or profits from real assets. Therefore, excluding such companies from qualifying as real asset companies would go beyond the requirements and intent of Rule 35d-1.

For the Staff’s convenience, the revised disclosure is set forth below:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in [~~‘~~](a) “real assets[~~’ and~~],” (b) securities of companies that derive a significant portion of their profits [~~and~~]or revenues from real assets, and [~~activities related to real assets~~](c) instruments with economic characteristics similar to the foregoing. Real assets are defined broadly by the Fund and are considered to include any assets that [~~have~~]own, operate, extract, produce, and manufacture goods with physical properties, such as energy and natural resources, real estate, basic materials, equipment, utilities[ ~~and~~], infrastructure[ ~~and commodities.~~], automobiles, consumer durables and staples, health care equipment and facilities, life science tools and products, technology hardware and equipment (including semiconductors), telecommunication networks, and commodities. Industries or sectors of the economy comprised of such assets are defined by the Adviser as “Real Asset Industries or Sectors.” Real assets[ ~~may~~] also include [~~select digital assets with storage of value characteristics and/or that contain digital infrastructure properties~~]bitcoin, although the Fund will not invest in bitcoin directly. Instead, the Fund may gain indirect exposure to bitcoin by investing in bitcoin futures or exchange-traded funds (“ETFs”) that invest in bitcoin or bitcoin futures. Real asset securities may also include: (i) companies operating in Real Asset Industries or Sectors that are directly involved in real asset activities (such as logistics, data centers, communication towers, life sciences office and lab space, cold storage and renewable power, among others); and (ii) inflation-indexed securities that can generate returns in inflationary environments. The Adviser considers a company to derive a significant portion of its assets or profits from real assets if 50% or more of the company’s revenues or profits are being derived from real assets or an independent third party classifies the company as operating in a Real Asset Industry or Sector.

[1]	Fidelity Summer Street Trust, Fidelity® Disruptive Communications Fund, response letter available at SEC Accession No. 0001379491-20-001212.

Karen Rossotto, Esq.
April 12, 2022

(ii) The referenced phrase has been deleted.

(iii) The requested change has been made.

(iv) The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the Rule 35d-1 Adopting Release that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

The Trust acknowledges that the Staff may take a position regarding the valuation of derivatives for purposes of a fund’s 80% investment policy that differs from the foregoing. The Trust confirms that it will revisit its position if and when the SEC adopts any rules or regulations or issues any formal guidance as to how funds must calculate the asset value of derivatives for purposes of complying with a fund’s 80% investment policy.

(b) (i) The referenced phrase has been deleted and replaced with “Real assets also include bitcoin, although the Fund will not invest in bitcoin directly. Instead, the Fund may gain indirect exposure to bitcoin by investing in bitcoin futures or exchange-traded funds (“ETFs”) that invest in bitcoin or bitcoin futures.”

(ii) The referenced phrase has been deleted.

Karen Rossotto, Esq.
April 12, 2022

(iii) The Adviser believes that bitcoin is appropriately characterized as a real asset because, like real assets such as real property and commodities, bitcoin is a store of value. In this regard, the Adviser believes that bitcoin possesses many features attributable to stores of value, such as durability (bitcoin cannot be destroyed and will survive with its network), scarcity (only a limited number of bitcoin will be issued), divisibility (bitcoin is divisible to eight decimal places), and portability (bitcoin can be transferred nearly instantly across the globe and stored on, for example, a mobile device). Like with other real assets, the value of bitcoin may fluctuate, but also like with other real assets, bitcoin can be saved, retrieved and exchanged without losing its purchasing power.

(iv) The Adviser believes that bitcoin has inflationary protective characteristics in that bitcoin has a limited supply and thus may hedge against inflation caused by central bank actions to increase the supply of fiat currencies.

(c) The Trust notes that the sixth paragraph of this section discloses that the Fund may invest in emerging market countries. The Trust believes that the sixth paragraph is the appropriate paragraph to disclose the Fund’s investment in emerging market countries because the sixth paragraph discloses the Fund’s ability to invest in non-U.S. securities and currencies as a principal investment strategy. Accordingly, the Trust respectfully has determined to keep the disclosure in the sixth paragraph.

(d) The requested information has been provided to the Staff in a separate supplemental communication.

(e) The requested change has been made.

(f) (i) The referenced disclosure has been revised to read as follows: “The Fund may invest up to 15% of its total assets in Bitcoin futures contracts and ETFs that provide exposure to Bitcoin.” (ii) The Fund will measure its bitcoin exposure to determine compliance with the 15% limitation using the notional value of any bitcoin futures contract and the net asset value of any ETF. (iii) The Fund will use the notional value of bitcoin futures contracts for purposes of complying with the Fund’s 80% test. This is consistent with the Fund’s use of notional value for purposes of complying with the 15% limitation on investing in bitcoin. If the Fund were to use market value for each, the Fund would be able to obtain greater exposure to bitcoin. Said another way, using notional value to determine compliance with the Fund’s 15% investment limitation and 80% test is more limiting on the Fund’s ability to invest in bitcoin than using market value for the same purposes. (iv) The requested change has been made. (v) The requested change has been made. Please see the Trust’s response to Comment 13(b)(i).

(g) The requested change has been made.

(h) Except with respect to “momentum strategies,” the requested changes have been made. The Trust believes that the following current disclosure describes “momentum strategies” in accordance with the requirements of Form N-1A: “(which emphasize investing in securities that have better recent performance compared to other securities).”

(i) (i) The requested change has been made. (ii) The requested change has been made.

Karen Rossotto, Esq.
April 12, 2022

(j) The Trust believes that the two paragraphs focusing on the Fund’s fixed income investments is appropriate in length and is intended to provide disclosure regarding the manner in which the Fund may invest in such instruments. The Trust does not believe that this disclosure is disproportionate relative to the amount of disclosure relating to the Fund’s equity investments.

(k) The Fund may use short sales as a principal investment strategy but currently has no short sale positions open. Accordingly, short sale expenses are not included in the “Other Expenses” line item of the fee table.

(l) Disclosure that does not duplicate disclosure already in Leverage Risk has been moved.

(m) The Trust respectfully believes that the referenced disclosure is appropriately disclosed in the Fund’s summary section.

14.	Comment. In the “Principal Risks” section:

(a) In “Equity Risk,” please disclose the risks associated with investment in small and mid-cap stocks.

(b) In “Natural Resources Risk,” please include the specific risks associated with investment in the energy industry.

(c) (i) Please consider moving the first sentence of “Tax Risk” to the Principal Investment Strategies section. (ii) Clarify whether the referenced investments occur at the Fund-level, Subsidiary-level, or both.

Response.

(a) The requested change has been made.

(b) The requested disclosure has been added to “Natural Resources Risk” in the “More Information About Risk” section of the Prospectus.

(c) (i) The requested change has been made. (ii) The requested change has been made in the “Principal Investment Strategies” section.

15.	Comment. Please confirm supplementally that the Board of Trustees of the Trust has approved the investment advisory agreement with the Adviser and the co-investment advisory agreement with Chiron in accordance with Section 15(c) of the 1940 Act.

Response. The Trust confirms that the Board of Trustees of the Trust has approved the investment advisory agreement with the Adviser and the co-investment advisory agreement with Chiron in accordance with Section 15(c) of the 1940 Act

Karen Rossotto, Esq.
April 12, 2022

16.	Comment. Please explain how the Fund is exposed to physical real estate and disclose the investment strategy or remove the associated risk tile in the “More Information about Risk” section.

Response. The Fund is exposed to physical real estate in that the Fund may invest in REITs, which have investment risks similar to investments in physical real estate.

D.	Comments on the FS Managed Futures Fund Prospectus

17.	Comment. In the “Principal Investment Strategies” section:

(a) Please explain (i) how the Fund determines what to invest in and how to invest; (ii) what data is used; and (iii) and how the Fund seeks to achieve its absolute return objective.

(b) In the first paragraph, please clarify in the disclosure how the investment objective of the Fund to achieve low correlation to traditional investments is achieved through “momentum/trend” based strategies.

(c) Please describe in greater detail (i) the “Alternative Beta Strategies” and (ii) how they have less correlation to traditional equity and fixed income markets than traditional investment strategies.

(d) In the third paragraph, please (i) revise the phrase “carry and curve, low beta, value and volatility premium and momentum strategies” in plain English and (ii) explain the meaning of a short position in forward contracts.

(e) In the fifth paragraph, please reference “high yield” as “junk.”

Response.

(a) (i), (ii) and (iii). The following disclosure has been added in response to the Staff’s Comments: “The Adviser uses macroeconomic analysis, time-series data (which are observations obtained through repeated measurements over time), and forward-looking risk analysis to determine the Fund’s portfolio allocations.” Taken together with the current disclosure, the Adviser believes that the first paragraph succinctly describes the methodologies the Adviser uses to allocate Fund assets across Alternative Beta Strategies, the data it uses to do so, and how the Fund seeks to achieve its investment objective.

(b) The requested change has been made.

(c) (i) The requested change has been made. (ii) The requested change has been made.

(d) Except with respect to “momentum strategies,” the requested changes have been made. The Trust believes that the following, current disclosure describes “momentum strategies” in accordance with the requirements of Form N-1A: “(which emphasize investing in securities that have better recent performance compared to other securities).” (ii) The requested change has been made.

Karen Rossotto, Esq.
April 12, 2022

(e) The requested change has been made.

E.	Comments on the Subsidiaries

18.	Comment. Please note that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both a Fund and its Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response. The Trust confirms that each investment advisory, co-investment advisory and sub-advisory agreement, as applicable, is filed as an exhibit to the post-effective amendment to the Trust’s registration statement on Form N-1A filed concurrently with this letter.

19.	Comment. Please note any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the corresponding Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response. The Trust confirms that each Fund’s “Principal Investment Strategies” and “Principal Risks” disclosures reflects the aggregate operations of the Fund and the Subsidiary. All principal investment strategies and principal risks of a Subsidiary are disclosed as principal investment strategies and principal risks of the Fund.

20.	Comment. Please supplementally explain whether the financial statements of a Subsidiary will be consolidated with those of the corresponding Fund (and if not, please explain why not).

Response. The Trust confirms that the financial statements of a Subsidiary will be consolidated with those of the corresponding Fund.

21.	Comment. Please supplementally confirm that: (i) the Subsidiary’s management fee will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (ii) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response. The Trust confirms that: (i) the Subsidiary’s management fee is included in “Management Fees” and the Subsidiary’s expenses is included in “Other Expenses” in the Fund’s prospectus fee table; and (ii) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

22.	Comment. Please supplementally confirm that each Subsidiary that is a controlled foreign corporations (domiciled outside of the United States), and its board of directors, will agree to designate an agent for service of process in the United States.

Karen Rossotto, Esq.
April 12, 2022

Response. The Trust confirms that each Subsidiary that is a controlled foreign corporations (domiciled outside of the United States), and its board of directors, will agree to designate an agent for service of process in the United States.

Comments on the SAI

23.	Comment. In the “Description of Permitted Investments” section, under the heading “Bitcoin,” please consider moving the first sentence to the Real Asset Fund’s prospectus strategy section.

Response. While the Trust has not moved the exact referenced language to the prospectus, the Trust believes the Trust’s prospectus revisions in response to other Comments provides the same level of clarity as moving the exact referenced language to the prospectus.

24.	Comment. In the “Codes of Ethics” section, please disclose if Access Persons can invest in the same securities as the Funds or other investments (e.g., bitcoin).

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese